EXHIBIT 99.2

VICINITY MOTOR CORP. (Formerly GRANDE WEST TRANSPORTATION GROUP INC.) Consolidated Financial Statements For the Years Ended December 31, 2021 and December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.) and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of (loss) income, comprehensive (loss) income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of

December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3 of the consolidated financial statements, during 2021, the Company changed its presentation currency from Canadian dollars to United States dollars.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants Vancouver, Canada

March 29, 2022

We have served as the Company’s auditor since 2017.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Consolidated Statements of Financial Position

(In thousands of US Dollars)

	Note	December 31, 2021	December 31, 2020	January 1, 2020
		$	$	$
			(Restated, Note 3 and 24)	(Restated, Note 3 and 24)
Current Assets
Cash and cash equivalents		4,402	1,008	583
Restricted cash	5	—	281	275
Trade and other receivables	6	2,810	3,258	7,083
Inventory	7	9,416	25,616	14,862
Prepaids and deposits		4,178	1,905	927

Current Assets		20,806	32,068	23,730
Long-term Assets
Intangible assets	8	22,353	1,708	1,194
Property, plant, and equipment	9	10,834	3,167	3,490

Assets		53,993	36,943	28,414

Current Liabilities
Accounts payable and accrued liabilities		2,915	10,138	6,075
Deferred consideration	8	4,602	—	—
Credit facility	10	—	4,523	4,504
Current portion of deferred revenue	11	3,193	1,492	986
Current portion of provision for warranty cost	12	1,414	599	1,081
Current debt facilities	13	7,143	1,989	1,041
Current portion of other long-term liabilities	14	134	216	643

Current Liabilities		19,401	18,957	14,330

Long-term Liabilities
Other long-term liabilities	14	92	218	299
Provision for warranty cost	12	255	201	110
Deferred revenue	11	—	—	848

Liabilities		19,748	19,376	15,587

Shareholders’ Equity
Share capital	15	58,055	37,175	30,082
Contributed surplus	15	6,035	2,618	2,017
Accumulated other comprehensive (loss) income		(151)	145	(137)
Deficit		(29,694)	(22,371)	(19,135)

Shareholders’ Equity		34,245	17,567	12,827

Liabilities and shareholders' equity		53,993	36,943	28,414

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Note 22)

SUBSEQUENT EVENTS (Note 25)

Approved on behalf of the Board:

/s/”William R. Trainer “	/s/”Christopher Strong”
Director	Director

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Consolidated Statements of (Loss) Income

(In thousands of US dollars, except for per share amounts)

	Note	Year ended December 31, 2021	Year ended December 31, 2020
		$	$
			(Restated, Note 3 and 24)
Revenue
Bus sales	20	38,197	16,247
Other	20	3,511	3,307
		41,708	19,554

Cost of sales	7, 9a	(37,473)	(16,977)

Gross margin		4,235	2,577

Expenses
Sales and administration		7,812	4,522
Stock-based compensation		1,353	738
Amortization		872	480
Interest and finance costs	10,13,14	716	545
Foreign exchange loss (gain)		341	(548)

Expenses		11,094	5,737

Loss before taxes		(6,859)	(3,160)

Current income tax expense	17	464	76

Net loss		(7,323)	(3,236)

Loss per share
Basic & diluted	21	(0.24)	(0.13)

Weighted average number of common shares outstanding
Basic & diluted	21	30,827,688	25,759,134

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Consolidated Statements of Comprehensive (Loss) Income

(In thousands of US dollars)

	Year ended December 31, 2021	Year ended December 31, 2020
	$	$
		(Restated, Note 3 and 24)
Net loss	(7,323)	(3,236)

Other comprehensive loss
Items that may be reclassified subsequently to net loss
Exchange differences on translation of foreign operations	(296)	282
Total other comprehensive (loss) income	(296)	282
Total comprehensive loss	(7,619)	(2,954)

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Consolidated Statements of Changes in Equity

(In thousands of US dollars, except for per share amounts)

	Note		Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity
				$	$	$	$	$
Balance, January 1, 2020 (restated)	3, 24		24,843,470	30,082	2,017	(137)	(19,135)	12,827
Issuance of shares – private placement	15.2	(d)	2,886,373	6,608	—	—	—	6,608
Issuance of shares – convertible debt exercised	15.2	(e)	612,578	550	(106)	—	—	444
Issuance of shares – options exercised	15.2	(f)	175,000	442	(142)	—	—	300
Issuance of shares – RSU vested	15.2	(g)	133,333	163	(163)	—	—	—
Share issuance costs	15.2	(d)	—	(670)	226	—	—	(444)
Warrants	15.3		—	—	48	—	—	48
Stock-based compensation	15.4-15.6		—	—	738	—	—	738
Other comprehensive income			—	—	—	282	—	282
Net loss			—	—	—	—	(3,236)	(3,236)
Balance, December 31, 2020 (restated)	3, 24		28,650,754	37,175	2,618	145	(22,371)	17,567

Issuance of shares – private placement	15.2	(a)	4,114,242	17,563	—	—	—	17,563
Issuance of shares – warrants exercised	15.2	(b)	1,924,721	6,269	(141)	—	—	6,128
Issuance of shares – options exercised	15.2	(c)	256,662	615	(199)	—	—	416
Issuance of options	15.4		—	—	1,333	—	—	1,333
Share issuance costs	15.2	(a)	—	(3,567)	—	—	—	(3,567)
Warrants	15.3		—	—	1,071	—	—	1,071
Stock-based compensation	15.4-15.6		—	—	1,353	—	—	1,353
Other comprehensive loss			—	—	—	(296)	—	(296)
Net loss			—	—	—	—	(7,323)	(7,323)
Balance, December 31, 2021			34,946,379	58,055	6,035	(151)	(29,694)	34,245

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Consolidated Statements of Cash Flows

(In thousands of US dollars)

		Year ended	Year ended
	Note	December 31, 2021	December 31, 2020
			(Restated, Note 3)
OPERATING ACTIVITIES		$	$
Net loss for the year		(7,323)	(3,236)
Items not involving cash:
Loss on disposal of property and equipment		542	76
Amortization		1,241	737
Foreign exchange gain		(2)	(1)
Interest and finance costs	10,13,14	716	545
Stock-based compensation	15	1,353	738
		(3,473)	(1,141)
Changes in non-cash items:
Trade and other receivables	6	471	3,812
Inventory	7	14,073	(9,864)
Prepaids and deposits		(2,339)	(884)
Accounts payable and accrued liabilities		(2,727)	3,648
Deferred consideration	8	(4,602)	—
Deferred revenue	11	1,662	(520)
Warranty provision	12	869	(379)
Interest paid		(340)	(371)
Cash provided (used) in operating activities		3,594	(5,699)

INVESTING ACTIVITIES
Purchase of intangible assets	8	(17,596)	(726)
Purchase of property and equipment	9	(6,537)	(372)
Proceeds on disposal of property and equipment	9	729	220
Restricted cash	5	284	(1)
Cash used in investing activities		(23,120)	(879)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	15	24,087	6,937
Share issuance costs	15	(2,213)	(451)
Repayment of credit facility, net of fees	10	(4,628)	(246)
Proceeds from short-term loans	13	7,959	1,630
Repayment of short-term loans	13	(2,038)	(819)
Repayment of convertible debt	13	—	(17)
Repayment of long-term loans	14	(222)	(118)
Cash provided by financing activities		22,945	6,916
Effect of foreign exchange rate on cash		(25)	87
Increase in cash and cash equivalents		3,394	425
Cash and cash equivalents, beginning		1,008	583
Cash and cash equivalents, ending		4,402	1,008

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

1.	NATURE OF OPERATIONS

Grande West Transportation Group Inc. was incorporated on December 4, 2012 under the laws of British Columbia. The Company conducts its active operations in Canada through its wholly owned operating subsidiary, Grande West Transportation International Ltd. (“GWTI”), which was incorporated on September 2, 2008 under the laws of British Columbia. Subsequent to year end, on March 24, 2021 the Company changed its name to Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”). The Company also conducts its active operations in the U.S. through a wholly owned subsidiary, Grande West Transportation USA Inc. (“GWTUSA”), incorporated on April 8, 2014 under the laws of the State of Delaware. The Company’s head office is located at 3168 262nd Street, Aldergrove, British Columbia. The Company’s current operation focuses on manufacturing, engineering, designing, servicing, and selling of the Vicinity branded transit buses.

During the year ended December 31, 2020, the coronavirus known as COVID-19 was announced as a global pandemic. As a result of global volatility, the Company has put in place business continuity plans to adapt to evolving market conditions. Even after taking into consideration the negative effects of the current COVID-19 pandemic on our delivery schedule, the Company has determined that there is no change in the Company’s conclusion about its ability to continue as a going concern. However, the duration and impact of COVID-19 is unknown at this time and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. The Canadian Government has implemented policies giving aid to businesses due to COVID-19. As a result the Company has received $nil for the year ended December 31,2021, and $393 in aid for the year ended December 31, 2020 which was recognized as a decrease in salary expenses.

2.	BASIS OF PRESENTATION

The following companies had been consolidated with Vicinity Motor Corp. as at December 31, 2021:

Company Name	Registered	Holding	Functional Currency
Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)	British Columbia	Parent Company	United States Dollar (Canadian Dollar up to October 5, 2021)
Vicinity Motor (Bus) Corp.	British Columbia	100%	Canadian Dollar
Vicinity Motor (Bus) USA Corp.	United States	100%	United States Dollar

i)	Intercompany balances and transactions, and any unrealized gains arising from intercompany transactions, were eliminated in preparing the consolidated financial statements.

a)     Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The consolidated financial statements were authorized for issue by the Board of Directors on March 29, 2022.

b)    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value as described in Note 4.

c)    Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements.

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Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

2.	BASIS OF PRESENTATION (continued)

Estimates that have a risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next year are summarized below:

i.	The determination of provision for warranty cost:

The Company offers warranties on the buses it sells. The Company estimates the provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest the past results may differ from future warranty claims. The Company does not have a long history of estimating warranty provisions. In addition, the items covered by the Company’s warranty may be subject to interpretation because the warranty items are not specific in all cases, and the warranty demands made by different customers may also vary.

ii.	Contingent liability estimate:

In the normal course of business, the Company receives notice of potential legal proceedings or is named as defendant in legal proceedings, including those that may be related to product liability, wrongful dismissal or personal injury, many of which are covered by the Company’s insurance policies. Contingent liabilities are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. The Company has accrued for claims where it is probable there will be an outflow of resources. The Company does not believe any of the current unaccrued claims are probable of resulting in an outflow of resources. However, the timing and amount of claims remain uncertain.

3.	CHANGE OF PRESENTATION CURRENCY

Effective October 6, 2021, the functional currency of the Company’s parent, Vicinity Motor Corp. has changed from Canadian dollars to United State dollars as financing for operations are now raised in US dollars.

The Company has also decided to change its presentation currency from Canadian dollars to United States dollars. The change in the financial statement presentation currency is considered an accounting policy change and has been accounted for retrospectively. The balance sheets for each period presented have been translated from the related subsidiary’s functional currency to the new US dollar presentation currency at the rate of exchange prevailing at the respective balance sheet date except for equity items, which have been translated at accumulated historical rates from the related subsidiary’s date of incorporation. The statements of income and comprehensive income were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2019 on translation from the related subsidiary’s functional currency to the United States dollar presentation currency have been recognized in other comprehensive income and accumulated as a separate component of equity.

In prior reporting periods, the translation of the Company’s subsidiaries that had a United States dollar functional currency into the Company’s presentation currency of the Canadian dollar gave rise to a translation adjustment which was recorded as an adjustment to accumulated other comprehensive income (“AOCI”), a separate component of shareholder’s equity. With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the AOCI related to the translation of US dollar functional currency subsidiaries was eliminated. However, with the retrospective application of the change in presentation currency to the US dollar, the Company’s Canadian operating company, which has a Canadian dollar functional currency, resulted in an AOCI balance.

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Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

3.	CHANGE OF PRESENTATION CURRENCY (continued)

a)     Adjustment to previously reported financial information due to change in presentation currency

For comparative purposes, the consolidated balance sheets as at December 31, 2020 and January 1, 2020 include adjustments to reflect the change in the presentation currency to the US dollar, which is a change in accounting policy. The exchange rates used to translate the amounts previously reported into US dollars at December 31, 2020 were 1.2732 CAD/USD, and at January 1, 2020 were 1.2988 CAD/USD. Refer to Note 24 for the effects of the translation.

For comparative purposes, the consolidated statement of loss and comprehensive loss for the year ended December 31, 2020 includes adjustments to reflect the change in the presentation currency to the US dollar, which is a change in accounting policy. The exchange rates used to translate the amounts previously reported into US dollars for the year ended December 31, 2020 were the monthly average rates for the period.

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Revenue recognition

Revenue from contracts with customers, is based upon the principle that revenue is recognized when control of a good or service is transferred to a customer. The Company considers that control has passed when there is a present obligation to pay, physical possession, and when legal title and the risks and rewards of ownership have passed to the customer.

In the case of buses, revenue is recognized when the bus has been delivered to the customer. The bus is considered delivered when it is picked up from the Company’s yard by the customer or when it has been delivered to a customer specified location in accordance with the agreement. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized.

In the case of revenue from the sale of parts inventory, revenue is recognized when control of the parts inventory transfers to the customer upon delivery.

In the case where the performance obligation is to stand ready to deliver a bus and deliver a bus if requested, revenue is recognized when the bus has been delivered to the customer or when the stand ready period is complete.

In circumstances where the Company receives consideration from the customer in advance of meeting the revenue recognition criteria deferred revenue is recognized.

In circumstances where the Company facilitates sales through an agent, and the agent is paid a commission for acting on behalf of the Company, revenue is recorded as the amount of consideration agreed by the ultimate customer and the commission to the agent is recorded as commissions and services expense and included in sales and administration.

In certain circumstances, the Company may agree to accept pre-owned buses or other non-cash considerations as consideration for the purchase of new buses. In these circumstances, the Company recognizes revenue based on the fair value of the non-cash consideration received.

In circumstances where the Company modifies a contract judgement is applied to determine if the modification should be accounted for as a new contract or part of the existing contract, depending upon the nature of the contract. Modifications that defer the delivery of buses or change the type of bus to be delivered in the future are generally accounted for prospectively and deferred revenue is continued to be deferred. A modification that adds additional distinct performance obligations at stand-alone selling prices are accounted for as a new contract.

Revenue from operating leases of buses is recognized in accordance with the terms of the relevant agreement with the customer evenly over the term of that agreement.

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Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	Cash and cash equivalents

Cash and cash equivalents consist of cash deposits with banks and highly liquid investments that are readily convertible to cash with maturities of three months or less when purchased, or which are redeemable at the option of the Company.

Any cash which is contractually restricted is classified as restricted cash, as it is not available for ongoing operational purposes until the restriction is removed.

c)	Trade receivables

Trade receivables are recognized initially at fair value less provisions made for doubtful receivables based on a review of period-end trade receivables, historical information, current conditions, and specific circumstances that may impact the amount recoverable from a particular customer. Trade receivables do not carry any interest. A provision for doubtful accounts receivables is generally made when there is objective evidence that the Company will not be able to collect the amounts due according to original payment terms or when there are indications of collection issues related to specific customers. The provision for impairment of trade receivables is presented within sales and administration.

d)	Inventory

Inventory for buses and aftermarket parts is stated at the lower of cost and net realizable value. Cost for aftermarket parts is determined on a first-in first-out basis. The cost of finished goods comprises raw materials, direct labor, other direct costs, freight, import duties and related production overheads. Net realizable value is the estimated selling price in the ordinary course of business, less any costs to complete and sell the product. An allowance for obsolete, slow-moving or defective inventory is made when necessary.

e)	Intangible assets

Intangible assets consist of intellectual property rights and developed software and licences. Intellectual property rights acquired are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses, if any. Software implementation costs have finite lives and are carried at cost less accumulated amortization and accumulated impairment losses, if any. Intellectual property costs are amortized to profit or loss using the straight-line method over 8-10 years, which is their estimated useful life. Software implementation costs are to be amortized over 5 years, which is its estimated useful life. These assets with finite lives are tested at the end of every reporting period for possible impairment when there are events or changes in circumstances that indicate that their carrying amounts may not be recoverable.

f)	Development costs

Expenditure incurred in the development of products or enhancements to existing product ranges is capitalized as an intangible asset only when the future economic benefits expected to arise are deemed probable and the costs can be reliably measured. Development costs not meeting these criteria are expensed in the statement of operations as incurred. Capitalized development costs are amortized on a straight-line basis over their estimated useful economic lives once the product or enhancement is available for use. Product research costs are expensed as incurred.

g)	Debt issue costs

Debt issue costs are recognized in connection with proposed financing transactions which are specifically identified in that the form of debt issuances is known and completion of the financing is probable. When the financing is completed, these costs are recognized and netted against the value of the debt for debt transactions. The debt issue costs are subsequently accreted to face value at maturity. The accretion amounts are included in interest and bank charges expense over the life of the debt. Debt issue costs include only those costs which are incremental and directly attributable to the proposed financing transaction. In the event that the transaction is abandoned, previously capitalized debt issue costs are expensed through the consolidated statements of (loss) income and comprehensive (loss) income.

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Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Share issuance costs

Professional, consulting, regulatory and other costs directly attributable to equity financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issuance costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are expensed through the consolidated statements of (loss) income and comprehensive (loss) income.

i)	Property and equipment

Property and equipment are stated at cost net of accumulated depreciation and accumulated impairment losses, if any. Cost includes the acquisition price, any direct costs to bring the asset into productive use at its intended location, the cost of replacing part of the property and equipment and borrowing costs for long-term construction projects if the recognition criteria are met.

Depreciation of property and equipment is recorded in operating expenses with the exception of leased buses, the depreciation of which is included in cost of sales. Property and equipment are depreciated annually using the following methods and rates:

Office equipment	Declining balance, 20% - 55%
Vehicles	Declining balance, 30%
Buses under lease	Straight-line, 12 years
Asset under lease	Straight-line, over lease term
Plant and manufacturing equipment	Straight-line, 25 years

j)	Government assistance

Government assistance is recorded as receivable when the Company qualifies under the terms of a government program and the Company has reasonable assurance the assistance will be received. Government assistance related to the acquisition of property, plant and equipment is recorded as a reduction of the cost of the asset to which it relates, with any amortization calculated on the net amount. Government assistance related to non-capital projects is recorded as a reduction of the related expenses.

k)	Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset.

Leases are recognized as a right-of-use asset and a corresponding liability when the leased asset is available for use by the Company. Lease liabilities are initially measured at the net present value of the fixed lease payments and variable lease payments that are based on an index or a rate, discounted using the rate implicit in the lease, or if that cannot be determined, the Company’s incremental borrowing rate. Right-of-use assets are initially measured at cost, comprising of the amount of the initial measurement of the lease liability, any lease payments made at or before the lease commencement date, and restoration costs.

Right of use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

The Company has elected to not recognize right-of-use assets and lease liabilities for leases with a term of less than 12 months and low value leases. The lease payments for these leases are recorded as expenses as they are incurred.

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Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

At the time of sale, a provision for warranty claims is recorded in cost of sales. This warranty provision is based upon management’s best estimate of expected future warranty costs for the particular contract. Actual warranty expenditures are charged against the provision as incurred during the two-year warranty period. If actual expense is different from the provision, management re-estimates the remaining provision required and records a change in estimate in cost of sales.

m)	Impairment of non-financial assets

Assets that are subject to depreciation and amortization, such as property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

If there are indicators of impairment, an evaluation is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. An asset’s recoverable amount is determined as the higher of its fair value less costs to sell and its value-in-use. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash flows independent of other assets, in which case the review is undertaken at the cash-generating unit level.

If the carrying amount of an individual asset or cash-generating unit exceeds its recoverable amount, an impairment loss is recorded in the consolidated statements of (loss) income and comprehensive (loss) income to reflect the asset at the recoverable amount. In assessing the value-in-use, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a pre-tax discount rate which reflects the current market’s assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted. Fair value less costs to sell is determined as the price that would be received to sell the asset or group of assets in an orderly transaction between market participants at the measurement date less incremental costs directly attributed to the disposal of the asset or group of assets.

A reversal of a previously recognized impairment loss is recorded in the consolidated statements of (loss) income and comprehensive (loss) income when events or circumstances dictate that the estimates used to determine the recoverable amount have changed since the prior impairment loss was recognized. The carrying amount is increased to the recoverable amount but not beyond the carrying amount net of amortization which would have arisen if the prior impairment loss had not been recognized. After such a reversal, the amortization charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

n)	Financial instruments

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate.

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the consolidated statements of financial position at fair value. Unrealized gains and losses on derivatives held for trading are recorded in profit or loss for the year. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the consolidated statements of financial position date or settlement date of the derivative.

Accounts payable, accrued liabilities and debt are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Page │ 12

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o)	Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on its financial assets. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

p)	Income taxes

Income tax expense comprises current and deferred tax and is recognized in operations except to the extent that it relates to business combinations, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is recognized at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

q)	(Loss) earnings per share

Basic (loss) earnings per share is computed by dividing net (loss) income available to common shareholders by the weighted average number of common shares outstanding during the year. The Company applies the treasury stock method in calculating diluted (loss) earnings per share. Diluted (loss) earnings per share exclude all dilutive potential common shares if their effect is anti-dilutive.

r)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. Parties are also considered to be related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of resources, services or obligations between related parties.

s)	Stock-based payments

Equity-settled stock-based payments to employees and others providing similar services are measured at the fair value of equity instruments at the grant date. The fair value is measured at grant date, using the Black-Scholes option pricing model, and each tranche is recognized on a graded-vesting basis over the period in which options vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

Equity-settled stock-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted. These transactions are then measured at the date the entity obtains the goods or the counterparty renders the service.

Consideration received on the exercise of stock options is recorded in share capital and the related stock-based payment in contributed surplus is transferred to share capital. Charges for options that are forfeited before vesting are reversed from equity.

Page │ 13

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t)	Share Capital

The Company uses the residual value approach in respect of unit offerings, whereby the amount assigned to the warrant is the excess of the unit price over the trading price of the Company’s shares at the date of issuance, if any, to a maximum of the fair value of the warrant determined using the Black-Scholes Option-Pricing Model.

u)	Reportable segments

The Company operates as a single segment, which is the production and sale of buses and spare parts in North America, consistent with the internal reporting provided to the chief executive officer.

v)	Recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Company. These standards are not expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

5.	RESTRICTED CASH

Restricted cash comprises amounts in term deposits as performance guarantees.

6.	TRADE AND OTHER RECEIVABLES

	December 31, 2021	December 31, 2020
	$	$
Trade receivable	1,268	1,587
Sales tax receivable	37	349
Duties receivable	649	40
Receivable from manufacturer	856	1,282
Total Trade and other receivables	2,810	3,258

7.	INVENTORY

	December 31, 2021	December 31, 2020
	$	$
Finished goods	6,472	23,226
Work in progress - buses	41	109
Parts for resale	2,903	2,281
Total Inventory	9,416	25,616

As at December 31, 2021 and December 31, 2020, work in progress – buses consists of the cost of buses still being manufactured. Finished goods inventory consisted of the costs of assembled buses, as well as freight and other costs incurred directly by the Company in compiling inventory. All inventory is part of the general security agreement to secure the credit facility described in Note 10.

During the year ended December 31, 2021, the Company recognized $31,914 as the cost of inventory included as an expense in cost of sales (December 31, 2020: $13,834).

Page │ 14

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

8.	INTANGIBLE ASSETS

	Purchased Intellectual Property (a)	Developed Intellectual Property (b)	Software	Total
	$	$	$	$
Cost
Balance at December, 2019	1,223	—	473	1,696
Additions	—	429	300	729
Foreign exchange	25	12	9	46
Balance at December, 2020	1,248	441	782	2,471
Additions	19,495	1,720	488	21,703
Foreign exchange	(458)	(5)	(21)	(484)
At December 31, 2021	20,285	2,156	1,249	23,690

Accumulated Amortization
Balance at December 31, 2019	344	—	158	502
Depreciation	148	—	91	239
Foreign exchange	14	—	8	22
Balance at December 31, 2020	506	—	257	763
Depreciation	473	—	97	570
Foreign exchange	4	—	—	4
At December 31, 2021	983	—	354	1,337

Carrying Value
At December 31, 2020	742	441	525	1,708
At December 31, 2021	19,302	2,156	895	22,353

a)	On June 10, 2015, the Company entered into a compensation for services agreement with a customer to formalize compensation for the services provided in the development of the Vicinity bus. On September 29, 2017, the Company entered into a new agreement and terminated the prior service agreement. Under the new agreement, the previously accrued royalty payable to the customer and all future royalty payments are removed in exchange for the delivery of up to 8 buses over the next 8 years without payment to the Company. The new agreement is an intangible asset as it represents the acquisition of the customer’s interest in the intellectual property of the Vicinity Bus represented by the royalty. The intangible asset is being amortized over an 8-year period representing the useful life of the intellectual property of the Vicinity bus.

The Company has valued the above transaction at the fair value to be delivered in the future, discounted at an interest rate of 6.2%. The Company also recognizes deferred revenue related to these buses (Note 10).

On October 5th, 2021, the Company purchased the exclusive sales and marketing rights for VMC Optimal products for 10 years. The Company paid $15,000 in cash and will pay $5,000 contingent on the sale of 250 units sold by the Company. The Company has initially accounted for the contingent deferred consideration at fair value and subsequently measured the contingent deferred consideration at fair value at each period with changes in fair value being recorded in the statement of (loss) income. As a result, the Company recorded an intangible asset for the licensing fee in the amount of $19,484 and $78 in interest and finance costs in the year.

b)	Developed intellectual property represents development costs for Vicinity products, such as electric trucks and buses.

Page │ 15

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

9.	PROPERTY AND EQUIPMENT

	Buses Available for Lease (a)	Office Equipment	Right- of-Use Asset	Vehicles	Land (b)	Plant and Equipment	Total
	$	$	$	$	$	$	$
Cost
At December 31, 2019	3,214	647	517	276	—	—	4,654
Additions	88	136	63	68	—	70	425
Disposals	(435)	—	—	—	—	—	(435)
Foreign exchange	57	11	11	6	—	—	85
At December 31, 2020	2,924	794	591	350	—	70	4,729
Additions	3,522	1,109	27	—	1,760	3,922	10,340
Disposals	(2,350)	—	—	—	—	—	(2,350)
Foreign exchange	19	3	2	1	—	—	25

At December 31, 2021	4,115	1,906	620	351	1,760	3,992	12,774

Accumulated Amortization
At December 31, 2019	657	202	151	155	—	—	1,165
Disposals	(146)	—	—	—	—	—	(146)
Depreciation	257	58	150	32	—	—	497
Foreign exchange	23	7	11	5	—	—	46
At December 31, 2020	791	267	312	192	—	—	1,562
Disposals	(319)	—	—	—	—	—	(319)
Depreciation	369	66	193	42	—	—	670
Foreign exchange	(2)	—	(1)	—	—	—	(3)

At December 31, 2021	839	333	504	234	—	—	1,910

Carrying Value
December 31, 2020	2,133	527	279	158	—	70	3,167
December 31, 2021	3,276	1,573	116	117	1,760	3,992	10,834

All property and equipment are pledged as part of a general security agreement to secure the credit facility described in Note 10. Additionally, the vehicles are pledged to secure vehicle loans described in Note 14.

a)	As at December 31, 2021, $920 of buses available for lease had been returned to the Company and are no longer under a lease contract with a customer (December 31, 2020: $144).

During the year ended December 31, 2021, nine buses available for lease were sold to customers with a loss of $542 being recognized in cost of sales (December 31, 2020: $76).

b)	During 2021, the Company purchased land and began construction of a new manufacturing facility in Ferndale, Washington, USA.

Page │ 16

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

10.	CREDIT FACILITY

During the year ended December 31, 2017, the Company entered into a revolving credit facility agreement with a financial institution for a maximum amount of C$20 million based on the value of certain Company assets. The terms of the agreement were amended on October 23, 2020, renewing the credit facility for a three-year term. The credit facility bears interest at a rate of 0.75% - 1% plus Canadian prime rate for loans denominated in Canadian dollars and 0.75% - 1% plus US prime rate for loans denominated in US dollars. The facility is secured by way of a general security agreement over all assets of the Company.

As at December 31, 2021, the Company had drawn $nil on this facility.

Per the terms of the credit facility, the Company must maintain a consolidated 12-month rolling fixed charge coverage ratio if the Company borrows over 75% of the available facility. As at December 31, 2021, the Company has not borrowed over 75% of its availability.

11.	DEFERRED REVENUE

		December 31, 2021	December 31, 2020
		$	$
Sales deposits		—	61
Future delivery of buses	(a)	1,003	1,431
Future delivery of buses	(b)	2,190	—
Deferred revenue		3,193	1,492
Less: current portion		3,193	1,492
Long-term portion of deferred revenue		—	—

a)	The Company has recognized deferred revenue and an intangible asset in relation to an agreement with a customer to provide buses in the future (Note 8). In 2017 the contract was modified to provide for one diesel powered bus to be delivered each year for 8 years. No buses have been delivered under this agreement. In late 2020 the Company concluded that it no longer had the obligation or intent to deliver three out of the eight buses. During the three months ended June 30, 2021 the Company came to an agreement with the customer to deliver three future buses. Subsequent to the agreement the Company concluded that it no longer had the obligation or intent to deliver the remaining two buses. As a result the Company recorded $444 as revenue during the three months ended June 30, 2021. As at December 31, 2021, the Company has recognized deferred revenue of $1,003 relating to its obligation to deliver three buses in the future.

During the year ended December 31, 2021, the Company recognized $4 in interest expense related to the deferred revenue (December 31, 2020: $80).

b)	During the year ended December 31, 2021, the Company recognized deferred revenue in relation to a non cash agreement with a customer in which the customer provided the Company with 8 used buses in exchange for 8 leased buses to be leased until the delivery of the 8 new buses to be provided in the future. As a result, the Company has recognized $14 as lease revenue and deferred revenue of $2,190 for the non-cash consideration received at December 31, 2021.

Page │ 17

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

12.	PROVISION FOR WARRANTY COST

The Company provides bumper to bumper warranty coverage for the first two years on specified components, with the exception of normal wear and tear.

During the year ended December 31, 2021, the Company recorded warranty expense of $1,598 (December 31, 2020 - $582) as part of its cost of sales in connection with sales completed during the year. During the year ended December 31, 2021, $1,073 of warranty costs (December 31, 2020 - $604) have been incurred against the provision. Change in estimate of the warranty provision relates to re-assessment of the warranty provision compared to the actual warranty claims applied.

$
Balance at December 31, 2019	1,191

Additions	582
Warranty claims applied	(604)
Change in estimate of warranty provision	(358)
Change in foreign exchange	(11)
Balance at December 31, 2020	800
Additions	1,598
Warranty claims applied	(1,073)
Change in estimate of warranty provision	344
Change in foreign exchange	—
Balance at December 31, 2021	1,669
Less: Current portion	1,414
Long-term portion of warranty provision	255

13.	CURRENT DEBT FACILITIES

		December 31, 2021	December 31, 2020
		$	$
Unsecured debentures - 2021	(a)	7,143	—
Unsecured debentures - 2020	(b)	—	1,353
Private loan	(c)	—	636
		7,143	1,989

a)	On October 5, 2021, the Company issued C$10,300 in unsecured debentures with a maturity 12 months from the date of issue. The debentures were issued at a discount of 1.5% and include 8% annual interest paid at maturity; the Company incurred borrowing costs of $1,229 and the debt has an effective interest rate of 24%. During the year ended December 31, 2021, the Company incurred $411 in interest expense on this loan, of which $155 is included in accounts payable and accrued liabilities at December 31, 2021.

In connection with the issuance, the Company also issued 412,000 warrants to purchase common shares at an exercise price of C$7.50 per share. The value of these warrants was incorporated in the transaction costs of $1,229 referenced above. The warrants expire 12 months from the date of issue.

b)	On March 20, 2020, the Company issued C$1,750 in unsecured debentures with a maturity 12 months from the date of issue. The debentures were issued at a discount of 2% and include 10% annual interest paid at maturity; the Company incurred borrowing costs of $82 and the debt has an effective interest rate of 16%. During the year ended December 31, 2021, the Company incurred $52 (December 31, 2020 - $164) in interest expense on this loan, of which $nil (December 31, 2020 - $108) is included in accounts payable and accrued liabilities at December 31, 2021. During the year ended December 31, 2021, the Company repaid the debenture.

Page │ 18

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

13.	CURRENT DEBT FACILITIES (Continued)

In connection with the issuance, the Company also issued 350,000 warrants to purchase common shares at an exercise price of C$1.14 per share, the value of these warrants was incorporated in the transaction costs of $82 referenced above. The warrants expire 12 months from the date of issue. All warrants were exercised during the year ended December 31, 2021.

c)	The loan bears annual interest at a rate of 10%. During the year ended December 31, 2021, the Company incurred $14 (December 31, 2020 - $68) in interest expense on this loan, of which $nil (December 31, 2020 - $4) is included in accounts payable and accrued liabilities at December 31, 2021. During the year ended December 31, 2021, the Company repaid the $636 balance of this debt.

14.	OTHER LONG-TERM LIABILITIES

		December 31, 2021	December 31, 2020
		$	$
Lease obligation	(a)	116	289
Vehicles		110	145
Less: Current portion		(134)	(216)
		92	218

a)	Lease Obligation

Minimum lease payments in respect of lease liabilities for the right-of-use assets included in property, plant and equipment (Note 9) and the effect of discounting are as follows:

December 31, 2021
$
Undiscounted minimum lease payments:
Less than one year	99
One to two years	19
Two to three years	-
118
Effect of discounting	(2)
Present value of minimum lease payments – total lease liability	116
Less: Current portion	(97)
Long-term lease liabilities	19

The Company has lease agreements for office and warehouse facilities expiring May 31, 2022 and October 31, 2023.

Page │ 19

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

15.	SHARE CAPITAL

On March 24, 2021, the Company performed a 3 for 1 share consolidation of the Company’s common shares, stock options, warrants and DSUs. The quantities and per unit prices presented in this note are shown on post consolidation basis.

15.1    Authorized: Unlimited number of common shares without par value

15.2    Issued and Outstanding Common Shares:

The details for the common share issuances during the year ended December 31, 2021 are as follows:

a.	During the year ended December 31, 2021, 4,114,242 shares were issued on settlement of a private placement at a price of $4.27 for gross proceeds of $17,563. The Company also incurred share issuance costs of $3,567 in relation to this private placement.

b.	During the year ended December 31, 2021, 1,924,721 warrants were exercised at an average price of $3.18 per share for gross proceeds of $6,128.

c.	During the year ended December 31, 2021, 256,662 stock options were exercised by employees of the Company at an average exercise price of $1.62 for gross proceeds of $416.

The details for the common share issuances during the year ended December 31, 2020 were as follows:

d.	During the year ended December 31, 2020, 2,886,373 shares were issued on settlement of a private placement at a price of $2.29 for gross proceeds of $6,608. The Company also incurred share issuance costs of $444 in relation to this private placement.

e.	During the year ended December 31, 2020, 612,578 shares were issued on settlement of the convertible debt issued in 2015 and 2016 of $445.

f.	During the year ended December 31, 2020, 175,000 stock options were exercised by employees of the Company at an average exercise price of $1.71 for gross proceeds of $300.

g.	During the year ended December 31, 2020, 133,333 RSU’s vested for gross proceeds of $nil.

15.3    Share Purchase Warrants

A summary of the Company’s share purchase warrants are as follows:

	Number of Warrants	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2019	—	—
Issued	1,934,100	3.89
Outstanding, December 31, 2020	1,934,100	3.89

Issued	2,407,304	6.64
Forfeited	(9,379)	4.50
Exercised	(1,924,721)	3.89
Outstanding, December 31, 2021	2,407,304	6.64

During the year ended December 31, 2021, the Company issued 1,995,304 warrants as part of a private placement agreement with an exercise price of $5.10. The warrants expire 3 years from the date of closing of the placement.

During the year ended December 31, 2021, the Company issued 412,000 warrants as part of a debt agreement (Note 13) with an exercise price of C$7.50. The warrants expire 12 months from the date of issue.

Page │ 20

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

15.	SHARE CAPITAL (Continued)

During the year ended December 31, 2020, the Company issued 1,584,100 warrants as part of a private placement agreement with an exercise price of C$4.50. The warrants expire 2 years from the date of closing of the placement.

During the year ended December 31, 2020, the Company issued 350,000 warrants as part of a debt agreement (Note 13) with an exercise price of C$1.14. The warrants expire 12 months from the date of issue. All warrants were exercised during the year ended December 31, 2021.

15.4    Directors, Consultants, and Employee stock options

The Company has adopted a share option plan for which options to acquire up to 10% of the issued share capital, at the award date, may be granted to eligible optionees from time to time. Generally, share options granted have a maximum term of five years, and a vesting period and exercise price determined by the directors.

A summary of the Company’s directors, consultants, and employee stock options are as follows:

	Number of Options	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2019	1,213,320	2.25
Issued	433,333	3.15
Forfeited	(298,333)	2.01
Exercised	(175,000)	2.22
Outstanding, December 31, 2020	1,173,320	2.70

Issued	684,999	6.71
Exercised	(256,662)	2.06
Outstanding, December 31, 2021	1,601,657	4.52

During the year ended December 31, 2021, the Company granted 524,999 stock options to consulting firms to purchase common shares of the Company with exercise prices ranging from C$5.86 to C$9.36 per common share expiring in one to five years.

During the year ended December 31, 2021, the Company granted 160,000 stock options to executives and directors to purchase common shares of the Company with exercise prices ranging from C$7.20 to C$7.24 per common share and expiring in five years. These stock options vest over three years.

During the year ended December 31, 2020, the Company granted 200,000 stock options to consulting firms to purchase common shares of the Company with exercise prices ranging from C$1.43 to C$2.40 per common share expiring in one to two years.

During the year ended December 31, 2020, the Company granted 233,333 stock options to executives and directors to purchase common shares of the Company with exercise prices ranging from C$1.20 to C$6.15 per common share and expiring in five years. These stock options vest from immediately to over three years.

Page │ 21

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

15.	SHARE CAPITAL (Continued)

During the year ended December 31, 2021, the Company recognized $814 (2020 - $531) on the grant and vesting of options to directors, consultants and employees. The grant date fair value per option was calculated using the Black-Scholes model with the following weighted average assumptions:

	December 31, 2021	December 31, 2020

Fair value at grant date (C$)	$4.20	$0.42
Risk-free interest rate	0.42%	0.30%
Expected life of options	4 years	4 years
Annual dividend rate	0%	0%
Annualized volatility	90%	82%
Forfeiture rate	3%	3%

The following tables summarize information about the Company’s stock options outstanding at

December 31, 2021:

	Options Outstanding	Options Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date
			C$

March 14, 2017	8,333	8,333	7.50	0.20	March 14, 2022
April 4, 2018	83,333	83,333	5.25	1.26	April 4, 2023
April 26, 2018	83,333	83,333	4.35	1.32	April 26, 2023
May 29, 2018	83,333	83,333	4.35	1.41	May 29, 2023
January 17, 2019	166,666	138,888	2.40	2.05	January 17, 2024
April 26, 2019	33,333	27,778	1.68	2.32	April 26, 2024
November 15, 2019	233,333	155,555	1.50	2.88	November 15, 2024
November 28, 2019	16,666	16,666	1.56	2.91	November 28, 2024
May 4, 2020	24,999	24,999	1.20	3.34	May 4, 2025
May 12, 2020	16,666	16,666	1.20	3.36	May 12, 2025
May 26, 2020	33,333	22,222	1.20	3.40	May 26, 2025
September 18, 2020	66,666	66,666	1.43	0.71	September 18, 2022
November 23, 2020	66,664	66,664	6.15	3.90	November 23, 2025
January 12, 2021	333,333	333,333	6.51	4.03	January 11, 2026
February 1, 2021	41,666	20,832	9.36	4.09	January 31, 2026
March 8, 2021	100,000	16,667	7.20	4.18	March 7, 2026
April 27, 2021	60,000	10,000	7.24	4.32	April 26, 2026
September 24, 2021	150,000	150,000	5.86	0.73	September 23, 2022

Total	1,601,657	1,325,268

Page │ 22

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

15.	SHARE CAPITAL (Continued)

15.5    Restricted Share Units

Pursuant to the Company’s Restricted Share Unit (“RSU”) Incentive Plan approved by the board of directors of the Company on June 8, 2015, restricted stock units to acquire common shares of the Company may be granted to specified service providers of the Company in accordance with the terms and conditions of the plan.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

A summary of the Company’s RSU’s are as follows:

Number of RSUs

Outstanding, December 31, 2019	33,333
Issued	100,000
Vested	(133,333)
Outstanding, December 31, 2020	—
Issued	166,000
Outstanding, December 31, 2021	166,000

On April 27, 2021 the Company issued 166,000 RSU’s to directors and officers of the Company that vest after 3 years. At December 31, 2021, there were 166,000 RSUs outstanding (December 31, 2020 – nil). During the year ended December 31, 2021, the Company recorded $216 (December 31, 2020 - $109) as stock-based compensation for the fair value of the RSUs issued.

15.6    Deferred Share Units

Pursuant to the Company’s Deferred Share Unit (“DSU”) Incentive Plan approved by the board of directors of the Company on July 8, 2018, deferred stock units to acquire common shares of the Company may be granted to specified board members of the Company in accordance with the terms and conditions of the plan.

Each DSU entitles the participant to receive one common share upon vesting. DSUs vest into common shares on the board members’ separation date from the board of directors. DSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such DSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the DSU vests and the DSU participant receives common shares.

A summary of the Company’s DSUs are as follows:

Number of DSUs

Outstanding, December 31, 2019	22,619
Issued	72,522
Outstanding, December 31, 2020	95,141
Issued	75,650
Outstanding, December 31, 2021	170,791

During the year ended December 31, 2021, the Company issued 75,650 DSUs

(December 31, 2020 – 72,522) to board members of the Company that vest upon the board members separation date from the Board of Directors.

During the year ended December 31, 2021, the Company recorded $323

(December 31, 2020 - $97) as stock-based compensation for the fair value of the DSUs issued.

Page │ 23

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

16.	RELATED PARTY BALANCES AND TRANSACTIONS

Key management includes personnel having the authority and responsibility for planning, directing and controlling the activities of the Company and includes the directors and executive officers.

Expenses incurred to key management are:

	Year ended	Year ended
	December 31, 2021	December 31, 2020
	$	$
Salaries and Benefits	1,572	959
Non-executive directors’ fees	—	15
Stock-based compensation	869	554
Total	2,441	1,528

During the year ended December 31, 2021 the Company paid $191 in lease payments to a company owned by a director. $179 was recognized as depreciation and interest expense the right of use asset and on the lease liability respectively.

During the year ended December 31, 2020 the Company paid $159 in lease payments to a company owned by a director. $160 was recognized as depreciation and interest expense on the right of use asset and the lease liability respectively.

Balances with key management and other related parties are:

As at December 31, 2021, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $1 (December 31, 2020 - $3).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

17.	INCOME TAX

The following table reconciles the amount of income tax expense on the application of the combined statutory Canadian federal and provincial income tax rates:

	December 31, 2021	December 31, 2020
	$..	$..

(Loss) income before tax	(6,859)	(3,160)
Combined statutory tax rates	27%	27%

Expected tax (recovery) expense	(1,852)	(853)
Non-deductible items	369	214
Share issuance costs	(1,198)	(134)
Other	94	(324)
Differences in foreign tax rates	(13)	2
Change in unrecognized deferred tax assets	3,064	1,171

Current income tax expense	464	76

Page │ 24

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

17.	INCOME TAX (Continued)

Deferred taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The tax effects of deductible temporary differences for which no deferred tax asset has been recognized are as follows:

	December 31, 2021.	December 31, 2020.
	$..	$..
Deferred tax assets (liabilities):
Tax loss carry-forwards	7,480	5,285
Property and equipment	(5)	100
Intangible asset	(838)	(461)
Warranty provision	432	191
Financing costs	1,161	182
Deferred revenue	—	(10)
Other provisions	220	77

Deferred tax assets	8,450	5,364
Unrecognized deferred tax assets	(8,450)	(5,364)
Recognized net deferred tax assets	—	—

As at December 31, 2021, the Company had non-capital loss carry forwards available to reduce taxable income for future years. The non-capital losses expire as follows:

$
2030	432
2031	706
2032	540
2033	1,929
2034	3,020
2035	3,005
2036	2,130
2037	1,166
2038	1,614
2039	1,556
2040	3,375
2041	8,228

Non Capital Losses	27,701

18.	FINANCIAL INSTRUMENTS

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable, credit facility, short-term loans, deferred consideration, lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values based on their current nature and current market rates for similar financial instruments. Lease obligations are classified as level 2 within the hierarchy. Deferred consideration is the only instrument measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments.

Page │ 25

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

18.	FINANCIAL INSTRUMENTS (Continued)

The following table summarizes the carrying values of the Company’s financial instruments:

	December 31, 2021	December 31, 2020
	$	$
Assets:
Measured at amortized cost (i)	7,212	4,547
Liabilities:
Amortized cost (ii)	10,284	17,084
Fair value through P&L (iii)	4,602	—

(i)       Cash, restricted cash and trade and other receivables

(ii)       Accounts payable and accrued liabilities, current loans, and lease obligations.

(iii)       Deferred consideration (only financial instrument carried at fair value)

The Company classifies its fair value measurements in accordance with the three-level fair value hierarchy as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3 – Inputs that are not based on observable market data

The Company valued deferred consideration (iii) as a level 3 instrument. The Company used a probability weighted discount model to determine the fair value of the deferred consideration. Key assumptions included a discount rate of 10% and a time frame of 12 months after which the Company expects the consideration milestone to have been achieved.

Interest Rate and Credit Risk

The Company is exposed to interest rate risk on its bank loans to the extent that its credit facilities are based on Canadian and US prime rates of interests.

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents, restricted cash, and trade and other receivables.

To minimize the credit risk related to cash and cash equivalents, the Company places these instruments with high credit quality financial institutions located in Canada and the United States.

Currency Risk

On October 6, 2021, the functional currency of the Company’s parent, Vicinity Motor Corp. changed from Canadian dollars to US dollars as financing for operations are now raised in US dollars.

The Company is exposed to foreign currency risk because the Company’s parent and US operations incur a portion of their operating expenses in Canadian dollars. Therefore, an increase in the value of the CAD relative to the USD increases the value of expenses in USD terms incurred by the Company’s parent and US operations, which reduces operating margin and the cash flow available to fund operations. Conversely, the Company’s Canadian operation has a functional currency of Canadian dollars and incurs a portion of their operating expenses in US dollars.

Whenever possible the Company tries to match US dollar revenue and cash flows to US dollar expenses and Canadian dollar revenue and cash flows to Canadian dollar expenses to minimize exposure to fluctuations in exchange rates.

Page │ 26

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

18.	FINANCIAL INSTRUMENTS (Continued)

At December 31, 2021, the Company had cash of $115, accounts receivable of $1,896 and accounts payable of $4,904, which were denominated in US dollars for its entity with CAD functional currency.

At December 31, 2021, the Company had cash of C$3,964, accounts receivable of C$234 and accounts payable of C$376, which were denominated in Canadian dollars for its entities with USD functional currency.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective when managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through credit facility financing.

The following are the contractual maturities of financial liabilities:

	Carrying Amount	Contractual Cash Flows	Within 1 year	1 to 2 years	2 to 3 years	3 to 6 years
	$	$	$	$	$	$
At December 31, 2021
Accounts payable	7,517	(7,915)	(7,915)	—	—	—
Current debt facilities	7,143	(8,774)	(8,774)	—	—	—
Other long-term liabilities	226	(230)	(137)	(49)	(15)	(29)

Total	14,886	(16,919)	(16,826)	(49)	(15)	(29)

Sensitivity analysis

The Company’s borrowing under the existing credit facility are at variable rates of interest and expose the Company to interest rate risk. The Company has completed a sensitivity analysis to estimate the impact on comprehensive income which a change in interest rates at and during the year ended December 31, 2021 would have had on the Company. The result of this sensitivity analysis indicates that a 0.5% increase (decrease) in the prime interest rates would not have a material impact.

The Company has completed a sensitivity analysis to estimate the impact on comprehensive earnings which a change in foreign exchange rates as at and during the year ended December 31, 2021 would have had on the Company.

The sensitivity analysis includes the assumption that changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter.

The following tables summarizes quantitative data about our exposure to currency risk as a result of monetary assets (labilities) in currencies different from the entity’s functional currency:

		2021
		$
Net Canadian dollar monetary asset (liability)	CAD thousands	3,822
Net US dollar monetary asset (liability)	USD thousands	(2,893)

The result of this sensitivity analysis indicates that a 10% increase (decrease) in the average value of the Canadian dollar relative to the US dollar during the period would have resulted in an increase (decrease) in net income of approximately $591.

Page │ 27

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

19.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, credit facility, and short-term loans, to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the credit facility lender (Note 10) prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Note 10.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt. Certain of the Company’s cash amounts have been restricted for the purposes outlined in Note 5.

20.	REVENUE

The Company’s revenue is summarized as follows:

	Year ended	Year ended
	December 31, 2021	December 31, 2020
	$	$
Bus Sales	38,197	16,247
Other revenue:
Spare part sales	2,701	2,436
Operating lease revenue	810	871

Total Revenue	41,708	19,554

21.	LOSS PER SHARE

Basic loss per share is calculated by dividing the net loss from continuing operations attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The number of average basic and diluted shares outstanding for all the periods presented in the consolidated statements of (loss) income have been adjusted in order to reflect the effect of the share consolidation that took place on March 29, 2021. The Company has four categories of dilutive potential common shares: convertible debt, stock options, RSUs and DSUs. The convertible debt is assumed to have been converted into common shares, and the net loss is adjusted to eliminate the interest expense less the tax effect. For the stock options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding stock options. The number of shares calculated reduces the number of shares that would have been issued assuming the exercise of the share options. DSUs are assumed to be converted as of the grant date. A total of 2,441,349 (2020: 847,168) instruments before share consolidation, which include convertible debt, stock options, restricted share units and deferred share units have not been included in the calculation for diluted loss per share as they are antidilutive. These could potentially dilute basic loss per share in the future.

Page │ 28

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

22.	COMMITMENTS AND CONTINGENCIES

The Company entered into a production agreement with one of its manufacturers whereby the parties have agreed to a specified production volume. The Company also has outstanding purchase order commitments related to the construction of its new manufacturing facility. Future minimum payments to the manufacturer as at December 31, 2021 are as follows:

$
Not later than one year	21,124
Later than one year and no later than five years	—
Total	21,124

23.	SEGMENT INFORMATION

Allocation of revenue to geographic areas is as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
	$	$
Canada
Bus sales	10,925	12,447
Spare part sales	2,504	2,258
Operating lease revenue	—	162
United States
Bus sales	27,272	3,800
Spare part sales	197	178
Operating lease revenue	810	709
Total	41,708	19,554

During the year ended December 31, 2021, the Company had sales of $26,795 and $4,423 to two end customers representing 64% and 11% of total sales, respectively. During the year ended December 31, 2020, the Company had sales of $11,786 and $2,200 to two end customers representing 60% and 11% of total sales, respectively.

Page │ 29

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

24.	EFFECT OF THE CHANGE IN PRESENTATION CURRENCY

The effects of the change in presentation currency discussed in Note 3 above were as follows.

a)       Effect on the consolidated balance sheets as at December 31, 2020 and January 1, 2020:

	December 31, 2020		January 1, 2020
	USD	CAD	USD	CAD
	$	$	$	$
Current Assets
Cash and cash equivalents	1,008	1,283	583	757
Restricted cash	281	358	275	356
Trade and other receivables	3,258	4,149	7,083	9,200
Inventory	25,616	32,614	14,862	19,303
Prepaids and deposits	1,905	2,426	927	1,204

Current Assets	32,068	40,830	23,730	30,820
Long-term Assets
Intangible assets	1,708	2,174	1,194	1,551
Property and equipment	3,167	4,032	3,490	4,533

Assets	36,943	47,036	28,414	36,904

Current Liabilities
Accounts payable and accrued liabilities	10,138	12,908	6,075	7,890
Credit facility	4,523	5,759	4,504	5,850
Current portion of deferred revenue	1,492	1,899	986	1,281
Current portion of provision for warranty cost	599	763	1,081	1,404
Current debt facilities	1,989	2,532	1,041	1,960
Current portion of other long-term liabilities	216	275	643	226

Current Liabilities	18,957	24,136	14,330	18,611

Long-term Liabilities
Other long-term liabilities	218	278	299	389
Provision for warranty cost	201	256	110	143
Deferred revenue	—	—	848	1,102

Liabilities	19,376	24,670	15,587	20,245

Shareholders’ Equity
Share capital	37,175	46,468	30,082	37,136
Contributed surplus	2,618	3,164	2,017	2,384
Accumulated other comprehensive income (loss)	145	(19)	(137)	(16)
Deficit	(22,371)	(27,247)	(19,135)	(22,845)

Shareholders’ Equity	17,567	22,366	12,827	16,659

Liabilities and shareholders' equity	36,943	47,036	28,414	36,904

Page │ 30

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

24.	EFFECT OF THE CHANGE IN PRESENTATION CURRENCY (Continued)

b)       Effect on the consolidated statement of loss and comprehensive loss for the year ended December 31, 2020

	For the year ended December 31, 2020
	USD	CAD
	$	$

Revenue
Bus sales	16,247	21,666
Other	3,307	4,403
Revenue	19,554	26,069

Cost of sales	(16,977)	(22,727)

Gross margin	2,577	3,342

Expenses
Sales and administration	4,522	6,035
Stock-based compensation	738	963
Amortization	480	643
Interest and finance costs	545	730
Foreign exchange loss (gain)	(548)	(725)

Expenses	5,737	7,646

Loss before taxes	(3,160)	(4,304)

Current income tax expense	76	98

Net loss	(3,236)	(4,402)

Loss per share
Basic & diluted	(0.13)	(0.17)

Weighted average number of common shares outstanding
Basic & diluted	25,759,134	25,759,134

	For the year ended December 31, 2020
	USD	CAD
	$	$

Net loss	(3,236)	(4,402)

Other comprehensive loss
Items that may be reclassified subsequently to net loss
Exchange differences on translation of foreign operations	282	(3)
Total other comprehensive income (loss)	282	(3)
Total comprehensive loss	(2,954)	(4,405)

Page │ 31

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and December 31, 2020

(In thousands of US dollars, except for per share amounts)

25.	SUBSEQUENT EVENTS

On March 28, 2022, the Company issued 4,444,445 units, consisting of one common share and one warrant per unit, at $2.70 per unit for gross proceeds of $12,000 through a registered public offering. The warrants have a six month hold, expire three years after the initial exercise date, and have an exercise price of $3.36 per common share.

Page │ 32